SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 30, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Extraordinary Report, June 28, 2011.

Extraordinary Report
June 28, 2011

(TRANSLATION)

Sony Corporation

Note for readers of this English translation
On June 30, 2011, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 94th Ordinary General Meeting of Shareholders held on June 28, 2011 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report
Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 94th Ordinary General Meeting of Shareholders held on June 28, 2011 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraphs 1 and 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported
(1) Date when the Meeting was held:    June 28, 2011

(2) Proposals acted upon

Proposal 1:    To elect 15 Directors.

Sir Howard Stringer, Ryoji Chubachi, Yotaro Kobayashi, Yoshiaki Yamauchi, Sir Peter Bonfield, Fujio Cho, Ryuji Yasuda, Yukako Uchinaga, Mitsuaki Yahagi, Tsun-Yan Hsieh, Roland A. Hernandez, Kanemitsu Anraku, Yorihiko Kojima, Osamu Nagayama and Yuichiro Anzai were elected as directors of the Corporation.

Proposal 2:    To issue Stock Acquisition Rights for the purpose of granting stock options.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; Requirements for approving the proposals; and Results of resolutions

1) Total number of voting rights
Number of shareholders with voting rights		648,165
Number of voting rights		10,010,037

2) The number of shareholders who have exercised their voting rights
Number of shareholders who have exercised their voting rights		170,577
(Number of shareholders present at the Meeting		8,360)
Number of voting rights exercised	6,602,558 [Exercise Ratio	66.0%]
(Number of voting rights of the shareholders present at the Meeting
	140,844 [Exercise Ratio	1.4%])

(Voting right)
Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Sir Howard Stringer	5,662,634	786,979	9,758	86%	Approved
Ryoji Chubachi	5,725,592	730,028	3,752	87%	Approved
Yotaro Kobayashi	6,052,914	402,706	3,752	92%	Approved
Yoshiaki Yamauchi	6,047,484	408,133	3,752	92%	Approved
Sir Peter Bonfield	5,811,241	639,719	8,411	88%	Approved
Fujio Cho	6,059,564	391,396	8,411	92%	Approved
Ryuji Yasuda	6,151,626	303,990	3,752	93%	Approved
Yukako Uchinaga	6,212,238	243,379	3,752	94%	Approved
Mitsuaki Yahagi	6,211,953	243,664	3,752	94%	Approved
Tsun-Yan Hsieh	6,221,458	234,161	3,752	94%	Approved
Roland A. Hernandez	6,212,708	242,910	3,752	94%	Approved
Kanemitsu Anraku	6,224,779	230,838	3,752	94%	Approved
Yorihiko Kojima	6,230,006	220,756	8,610	94%	Approved
Osamu Nagayama	6,230,287	220,474	8,610	94%	Approved
Yuichiro Anzai	6,319,271	136,348	3,752	96%	Approved
Proposal 2	6,241,802	215,131	4,382	95%	Approved

Notes:
1.	Requirements for the approval of each proposal are as follows:
1)
The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2)
The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting as the denominator.

(4)
Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

Because the required majority approval for each proposal was met by the votes exercised prior to the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of the shareholders present at the Meeting was not tallied.

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